UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
HAWK CORPORATION
(Name of Subject Company)
HAWK CORPORATION
(Name of Person Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
420089 10 4
(CUSIP Number of Class of Securities)
Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3353
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700
James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Hawk Corporation to be Acquired by Carlisle Companies for $50.00 Per Share
Cleveland, Ohio, October 15, 2010 — (NYSE Amex: HWK) Hawk Corporation today announced the signing of a definitive agreement whereby Carlisle Companies Incorporated (NYSE: CSL) has agreed to acquire Hawk, a leading worldwide supplier of friction products for brakes, clutches and transmissions, for $50.00 per share in an all-cash transaction. The transaction has been unanimously approved by the Boards of Directors of both companies. At $50.00 per share, the transaction represents an equity value of approximately $413 million.
Ronald E. Weinberg, Hawk’s Chairman and CEO, said, “On July 1, 2010, we announced the commencement of a process to explore possible strategic alternatives to enhance Hawk’s shareholder value. Our Board appointed a Special Committee of independent directors to run the process, and I am pleased this transaction is the result. The strategic combination of Hawk with Carlisle builds an exciting combination in the marketplace and is a favorable outcome for all. Our shareholders will receive all-cash for their shares, at a price we believe represents an attractive valuation; our customers will benefit from broader product and service offerings; and our employees will benefit from being part of a larger, more diversified company with career growth opportunities.”
The transaction is structured as a cash tender offer to be followed as soon as possible by a merger. The tender offer is expected to commence later this month and is subject to customary terms and conditions, including the tender of at least a majority of Hawk’s shares on a fully-diluted basis and regulatory clearance. Mr. Weinberg, along with Hawk’s directors Norman Harbert and Byron Krantz, who collectively hold approximately 34% of Hawk’s outstanding common stock, have entered into agreements with Carlisle to tender their shares. The transaction will be funded with Carlisle’s cash on hand and existing revolving credit facility. The transaction is not subject to a financing condition. Carlisle and Hawk expect closing to occur by year-end.
At the closing of the transaction, Hawk will become part of Carlisle Industrial Brake & Friction, a leading global provider of high performance off-highway braking solutions in the mining, construction, agricultural, wind energy, military and industrial markets.
Citi is serving as financial advisor and Dorsey & Whitney LLP is serving as legal counsel to Carlisle. Harris Williams & Co. is serving as financial advisor and Jones Day is serving as legal counsel to the Special Committee of the Board of Directors of Hawk. Kohrman Jackson & Krantz PLL is serving as legal counsel to Hawk.
IMPORTANT INFORMATION AND WHERE TO FIND IT
This press release is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”). The planned tender offer by Carlisle Companies Incorporated (“Carlisle”) for all of the outstanding shares of the Class A common stock of Hawk has not yet been commenced. Upon commencement of the tender offer, Carlisle will mail to Hawk stockholders an offer to purchase and related materials and Hawk will mail to Hawk stockholders a solicitation/recommendation statement with respect to the tender offer. Carlisle will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Hawk will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Hawk stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Hawk stockholders may obtain a free copy of these materials (when available) and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting Carlisle at (704) 501-1100.
Forward-Looking Statements
This press release includes forward-looking statements. These forward-looking statements are based upon management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Hawk and which could cause actual results to differ materially from such statements. These risks and uncertainties include the risk that the transaction may not be consummated and the risk that regulatory approval that may be required for the transaction or is obtained subject to conditions that are not anticipated.
Actual results and events may differ significantly from those projected in the forward-looking statements. Reference is made to Hawk’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2009, its quarterly reports on Form 10-Q, and other periodic filings, for a description of the foregoing and other factors that could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Hawk undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
About Hawk Corporation
Hawk Corporation is a leading supplier of friction products for brakes, clutches and transmissions used in airplanes, trucks, construction and mining equipment, farm equipment, and recreational and performance automotive vehicles.
About Carlisle Companies
Carlisle is a diversified global manufacturing company serving the construction materials, commercial roofing, specialty tire and wheel, power transmission, heavy-duty brake and friction, foodservice, aerospace, and test and measurement industries.
Contact Information
Ronald E. Weinberg, Chairman and CEO
(216) 861-3553
Hawk Corporation is online at: www.hawkcorp.com